SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Rule 14d-101

SOLICITATION/RECOMMENDATION STATEMENT

Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 2)

WILLIAMS CONTROLS, INC.

(Name of Subject Company)

WILLIAMS CONTROLS, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

969465608

(CUSIP Number of Class of Securities)

Dennis E. Bunday

Chief Financial Officer

14100 SW 72nd Avenue

Portland, OR 97224

(503) 684-8600

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Marcus J. Williams, Esq.

Davis Wright Tremaine LLP

1201 Third Avenue Suite 2200

Seattle, Washington 98101

(206) 622-3150

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission on November 15, 2012, by Williams Controls, Inc. (the “Company”) , a Delaware corporation, as subsequently amended on November 30, 2012 (so as amended and as further amended hereby, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer (the “Offer”) made by Columbia Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Curtiss-Wright Corporation, to purchase all of the outstanding shares of the Company’s common stock (the “Common Stock”), at a purchase price of $15.42 per share of Common Stock, net to seller in cash without interest thereon and less any required withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 15, 2012, and the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 2. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 4.	The Solicitation or Recommendation

Item 4 of the Schedule 14D-9, entitled “The Solicitation or Recommendation – Background of the Offer” is hereby amended and supplemented by adding the following paragraph as the last paragraph of that section:

“The Offer expired at 11:59 p.m., New York City time, on December 13, 2012. On December 14, 2012, Curtiss-Wright Corporation announced that, based on final information provided by Wells Fargo Bank, N.A., the depositary for the Offer, 6,605,243 shares of Common Stock (plus 867,543 shares of Common Stock tendered pursuant to notices of guaranteed delivery) were validly tendered and not validly withdrawn immediately prior to the expiration of the Offer, and payment for such shares of Common Stock was made in accordance with the terms of the Offer. On December 14, 2012 Purchaser also exercised the Top-Up Option pursuant to which the Company issued shares to Purchaser, at a price per share equal to the Offer Price, in an amount sufficient to ensure that Purchaser and the Company could effect a short-form Merger under the DGCL without stockholder approval.

In accordance with the terms of the Merger Agreement, on December 14, 2012, Purchaser merged with and into the Company with the Company surviving as a wholly-owned subsidiary of Parent.”

Item 9.	Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit	Item

(a)(13)	Press Release of the Company dated December 14, 2012.

(a)(14)	Press Release of Curtiss-Wright Corporation dated December 14, 2012 (incorporated herein by reference to Exhibit (a)(5)(C) to the Amendment No.3 to Schedule TO of Curtiss-Wright Corporation and Columbia Acquisition Sub, Inc. filed December 17, 2012).

[Signature Page Follows]

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Solicitation/Recommendation Statement is true, complete and correct.

Date: December 14, 2012

WILLIAMS CONTROLS, INC.

/s/ Dennis E. Bunday
Name:	Dennis E. Bunday
Title:	Chief Financial Officer